UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

ANFI, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

027717107

(CUSIP Number)

Alan L. Stinson

Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

December 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

Item 4. Purpose of Transaction.
SIGNATURE

SCHEDULE 13D/A

CUSIP No. 027717107	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fidelity National Financial, Inc. 86-0498599; Security Union Title Insurance Company 95- 2216067 and Fidelity National Title Company of New York 13- 1286310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC; AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,653,173(*)

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		2,653,173(*)

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Fidelity National Financial - 2,554,973 shares; Security Union Title Insurance Company - 52,800 shares; and Fidelity National Title Company of New York - 45,400 shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 27.7%(*)

14	TYPE OF REPORTING PERSON

CO

*The number of shares owned by Reporting Persons have not changed since Reporting Persons' Schedule 13D filed on July 1, 2002. The percent of class change is based on the difference in ANFI's total outstanding shares of common stock as disclosed on ANFI's Quarterly Report on Form 10-Q for the periods ending March 31, 2002 and September 30, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 027717107	Page 3 of 4 Pages

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Security Union Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Security Union”), and Fidelity National Title Company of New York, a New York corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 1 to Schedule 13D filed on July 1, 2002 (the “Statement”) with the Securities and Exchange Commission (the “SEC”), with respect to the shares of Common Stock, no par value (the “ANFI Common Stock”) of ANFI, Inc., a California corporation (“ANFI” or the “Company”). Fidelity, Security Union and Fidelity Title are collectively referred to herein as the “Reporting Persons.”

Item 4. Purpose of Transaction.

     On December 16, 2002, Fidelity announced that it has entered into a Letter of Intent (“LOI”) to acquire all of the outstanding common stock that it does not currently own of ANFI, a provider of title insurance and other real estate related services. Fidelity and its wholly owned subsidiaries Security Union and Fidelity Title currently own approximately 28% of the outstanding common stock of ANFI.

SCHEDULE 13D/A

CUSIP No. 027717107	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2003	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President
and Chief Financial Officer

SECURITY UNION TITLE INSURANCE COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President
and Chief Financial Officer

FIDELITY NATIONAL TITLE COMPANY OF NEW YORK

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President
and Chief Financial Officer